For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Stillwater Mining Company (NYSE: SWC) Invests $2 million into Pacific North West Capital Corp. – Completed

December 8, 2006, Vancouver, BC – Pacific North West Capital Corp. (‘PFN’) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to announce that further to a news release dated November 17, 2006, the Company has completed a non-brokered private placement of 4,444,444 common shares at a price of CDN$0.45 per common share for gross proceeds of CDN$2,000,000 with Stillwater Mining Company (‘Stillwater’) (NYSE: SWC).  No finder’s fee or commission have been paid.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring April 9, 2007.

About Stillwater Mining Company

Stillwater Mining Company is the only U.S. producer of palladium and platinum and is the largest primary producer of platinum group metals outside of South Africa and Russia. The Company's shares are traded on the New York Stock Exchange under the symbol SWC. Information on Stillwater Mining can be found at its Web site: www.stillwatermining.com.

About Pacific North West Capital

Pacific North West Capital Corp. is an exploration and development company focused on platinum group metal (PGM) projects in North America. PFN is currently exploring the River Valley Project, located near Sudbury Ontario, Canada, (joint ventured 50/50 with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.  Current River Valley Resource stands at: Measured and Indicated Resources of 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd). PFN is the Project Operator.

In late 2004 PFN established a Nickel / Base Metals Division and currently has an Option / Joint Venture in the Timmins Mining District with Xstrata plc (formally Falconbridge Ltd.). An extensive geophysical and ground proofing exploration program and a joint pulse EM survey was recently completed and the results are pending.  PFN has expended approximately $1.6 million on the project to date.

News Release	1	December 8, 2006

On April 12, 2006, Pacific North West Capital Corp. acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the west coast of Alaska. Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. A 2006 exploration program has commenced.

On August 1, 2006, PFN announced that it entered into a Cooperation agreement with SOQUEM Inc. ("SOQUEM") in order to conduct research on platinum properties in the province of Quebec. SOQUEM INC. is a wholly owned subsidiary of the Société générale de financement du Québec ("SGF"). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006 / 07.  The Company will have approximately $4.2 million in working capital and no debt after the completion of the Stillwater placement.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	2	December 8, 2006